UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103105

(CUSIP Number)

Global Infrastructure Management LLC

Attention: Julie Ashworth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103105	13D	Page 1 of 10 pages

1	Name of Reporting Person GIP II Blue Holding Partnership, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 2 of 10 pages

1	Name of Reporting Person GIP II Blue Holding, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 115,031,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 115,031,464

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,031,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 82.7%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 3 of 10 pages

1	Name of Reporting Person GIP Blue Holding GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 115,031,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 115,031,464

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,031,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 82.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 4 of 10 pages

1	Name of Reporting Person Global Infrastructure GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 115,031,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 115,031,464

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,031,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 82.7%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 5 of 10 pages

1	Name of Reporting Person Global Infrastructure Investors II, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 115,031,464
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 115,031,464

11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,031,464
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 82.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 6 of 10 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the “Statement”), relating to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	GIP II Blue Holding Partnership, L.P. (“Blue Holding Partnership”)

(ii)	GIP II Blue Holding, L.P. (“Blue Holding”)

(iii)	GIP Blue Holding GP, LLC (“Blue Holding GP”)

(iv)	Global Infrastructure GP II, L.P. (“Global GP”)

(v)	Global Infrastructure Investors II, LLC (“Global Investors”)

Each of the Reporting Persons is organized under the laws of the State of Delaware. The business address for each of the Reporting Persons is c/o Global Infrastructure Investors II LLC, 1345 Avenue of the Americas, 30th Floor, New York, NY 10105. The principal business of each of the Reporting Persons is investing in securities, including the securities of the Issuer.

Information with respect to the directors and executive officers of Blue Holding GP and Global Investors, (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

The information in Item 5(c) is incorporated herein by reference.

Repurchase Agreement

On August 10, 2021, pursuant to a Unit Repurchase Agreement, dated July 27, 2021 (the “Repurchase Agreement”), by and among the Issuer, HESM Opco, Hess Investments and Blue Holding Partnership, HESM Opco purchased from each of Hess Investments and Blue Holding Partnership 15,625,000 Opco Class B Units (the “Subject Units”) for an aggregate purchase price of $750 million (the “Repurchase Transaction”). Pursuant to the terms of the Repurchase Agreement, immediately following the purchase of the Subject Units, HESM Opco cancelled the Subject Units, and the Issuer cancelled, for no consideration, an equal number of Class B Shares held by New HESM GP LP in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

CUSIP No. 428103105	13D	Page 7 of 10 pages

The above description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 25,038,417 Class A Shares outstanding following the consummation of the Repurchase Transaction and the cancellation of the Subject Units and an equal number of Class B Shares:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
GIP II Blue Holding Partnership, L.P.	0	0%	0	0	0	0
GIP II Blue Holding, L.P.	115,031,464	82.7%	0	115,031,464	0	115,031,464
GIP Blue Holding GP, LLC	115,031,464	82.7%	0	115,031,464	0	115,031,464
Global Infrastructure GP II, L.P.	115,031,464	82.7%	0	115,031,464	0	115,031,464
Global Infrastructure Investors II, LLC	115,031,464	82.7%	0	115,031,464	0	115,031,464

New HESM GP LP is the record holder of 898,000 Class A Shares. HIP GP LLC is the sole member of New HESM GP LLC, which is the general partner of New HESM GP LP. HIP GP LLC is a 50/50 joint venture between Hess Investments and Blue Holding. As such, each of the foregoing entities may be deemed to beneficially own the securities held of record by New HESM GP LP.

In addition, Blue Holding is the record holder of 114,133,464 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Blue Holding GP is the general partner of Blue Holding and Blue Holding Partnership. Global GP is the sole member of Blue Holding GP. Global Investors is the sole general partner of Global GP. As a result, each of Blue Holding GP, Global GP and Global Investors may be deemed to share beneficial ownership of the Opco Class B Units held of record by Blue Holding.

(c) On August 11, 2021, Blue Holding Partnership transferred 114,133,464 of its Opco Class B Units and its 50% interest in HIP GP LLC to Blue Holding (the “Blue Holding Transfer”).

(d)	None.

(e)	Following the Blue Holding Transfer, Blue Holding Partnership ceased to be the beneficial owner of more than 5% of the outstanding Class A Shares of the Issuer.

CUSIP No. 428103105	13D	Page 8 of 10 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Repurchase Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number*	Description

1	Joint Filing Agreement.

6	Repurchase Agreement, dated as of July 27, 2021, by and among Hess Midstream Operations LP, Hess Midstream LP, Hess Investments North Dakota LLC, and GIP II Blue Holding Partnership, L.P. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on July 30, 2021).

CUSIP No. 428103105	13D	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2021

GIP II BLUE HOLDING PARTNERSHIP, L.P.
By:	GIP Blue Holding GP, LLC, its general partner

By:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Manager

GIP II BLUE HOLDING, L.P.
By:	GIP Blue Holding GP, LLC, its general partner

By:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Manager

GIP BLUE HOLDING GP, LLC

By:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Manager

GLOBAL INFRASTRUCTURE GP II, L.P.
By:	Global Infrastructure Investors II, LLC, its general partner

By:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

By:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

CUSIP No. 428103105	13D	Page 10 of 10 pages

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of GIP Blue Holding GP, LLC and Global Infrastructure Investors II, LLC are set forth below. Unless otherwise noted, the business address of each individual is c/o Global Infrastructure Investors II LLC, 1345 Avenue of the Americas, 30th Floor, New York, NY 10105.

GIP Blue Holding GP, LLC

Name	Present Principal Occupation or Employment	Citizenship
Adebayo Ogunlesi	Managing Partner/Founding Partner of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Mark Levitt	Chief of Staff	United States
William Brilliant	Partner of Global Infrastructure Partners	United States

Global Infrastructure Investors II, LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Harris	Founding Partner of Global Infrastructure Partners	United States
Mark Levitt	Chief of Staff	United States
Gregg Myers	Chief Financial Officer of Global Infrastructure Partners	United States
Adebayo Ogunlesi	Managing Partner/Founding Partner of Global Infrastructure Partners	United States
William Woodburn	Founding Partner of Global Infrastructure Partners	United States
Jonathan Bram	Founding Partner of Global Infrastructure Partners	United States
Michael McGhee	Founding Partner of Global Infrastructure Partners	United Kingdom
Rajaram Rao	Partner of Global Infrastructure Partners	United Kingdom
Julie Ashworth	General Counsel and Chief Compliance Officer of Global Infrastructure Partners	United States